CLEARY GOTTLIEB STEEN & HAMILTON LLP

WASHINGTON, D.C. PARIS BRUSSELS LONDON FRANKFURT COLOGNE MOSCOW	One Liberty Plaza New York, NY 10006-1470 T: +1 212 225 2000 F: +1 212 225 3999 clearygottlieb.com D: +852 2532 3783 szhao@cgsh.com	ROME MILAN HONG KONG BEIJING BUENOS AIRES SÃO PAULO ABU DHABI SEOUL

June 5, 2020

VIA EDGAR AND OVERNIGHT COURIER

Tara Harkins

Kevin Kuhar

Jeffrey Gabor

Christine Westbrook

Office of Life Sciences

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7561

Re:	Burning Rock Biotech Limited
Amendment No. 1 to Registration Statement on Form F-1 (File No. 333-238596)
CIK No. 0001792267

Dear Ms. Harkins, Mr. Kuhar, Mr. Gabor and Ms. Westbrook:

On behalf of our client, Burning Rock Biotech Limited, a foreign private issuer incorporated under the laws of the Cayman Islands (the “Company”), we are filing herewith amendment No. 1 to the Company’s registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR to the Securities and Exchange Commission (the “Commission”).

Concurrently with the filing of the Registration Statement, the Company is hereby in this letter setting forth the Company’s response to the comment contained in the letter from the staff of the Commission (the “Staff”) dated June 3, 2020. The Staff’s comment is repeated below in bold and is followed by the Company’s response. We have included page reference in the Registration Statement where the language addressing the comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Cleary Gottlieb Steen & Hamilton LLP or an affiliated entity has an office in each of the cities listed above.

Securities and Exchange Commission

June 5, 2020

To facilitate the Staff’s review, we have separately delivered to the Staff today five courtesy copies of the Registration Statement, marked to show changes to the registration statement on Form F-1 publicly filed with the Commission on May 22, 2020.

The Company respectfully advises the Staff that it expects to launch the roadshow on June 8, 2020. The Company expects to request effectiveness of the Registration Statement on June 11, 2020 and will file the joint acceleration requests before then. The Company would greatly appreciate the Staff’s continuing support and assistance.

* * * *

Securities and Exchange Commission

June 5, 2020

Index to the Consolidated Financial Statements

Consolidated Balance Sheet, page F-4

1. Please revise to remove your pro forma shareholders’ equity as of December 31, 2019.

Refer to Rule 11-02(c)(1) of Regulation S-X and Item 4(b) of Form F-1.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages F-4 and F-25 of the Registration Statement.

Securities and Exchange Commission

June 5, 2020

If you have any questions regarding the foregoing, please contact the undersigned by phone at +852-2532-3783 or via e-mail at szhao@cgsh.com, or Leo Li, the chief financial officer of Burning Rock Biotech Limited, by telephone at +86-185-0164-1666 or via e-mail at leo.li@brbiotech.com, or William Huang, the partner at Ernst & Young Hua Ming LLP, by telephone at +86-20-2881-2888 or via email at William.Huang@cn.ey.com. Ernst & Young Hua Ming LLP is the independent registered public accounting firm of the Company.

Very truly yours,

CLEARY GOTTLIEB STEEN & HAMILTON LLP

By:	/s/ Shuang ZHAO
Shuang ZHAO, a Partner

cc:	Leo Li, Chief Financial Officer, Burning Rock Biotech Limited

Sebastian R. Sperber, Esq., Partner, Cleary, Gottlieb, Steen & Hamilton LLP

Chris K.H. Lin, Esq., Partner, Simpson Thacher & Bartlett LLP

Daniel Fertig, Esq., Partner, Simpson Thacher & Bartlett LLP

William Huang, Partner, Ernst & Young Hua Ming LLP

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